May 22, 2008
Via EDGAR

Mr. Jeffrey Riedler
Assistant Director Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 6010
Washington, D.C. 20549

Re:	RxElite, Inc. Registration Statement on Form S-1 filed March 14, 2008, as amended (File No. 333-149707)

Dear Mr. Riedler:

We are securities counsel to RxElite, Inc. (the “Company”). We hereby submit on behalf of the Company a response to the letter of comment, dated May 16, 2008, from the Division of Corporation Finance to the Company’s Registration Statement on Form S-1 Amendment No. 2 filed with the Securities and Exchange Commission (the “Commission”) on May 9, 2008 (“Form S-1”). Our responses are numbered to correspond to the Commission’s comments and are filed in conjunction with Amendment No. 3 to the Company’s Registration Statement on Form S-1.

Please note that the filing has been updated to include the unaudited financial statements and related notes for the quarter ended March 31, 2008, as the Company has filed its Form 10-Q for such quarter.

Further, the Company has determined that it did not satisfy one of the financial covenants contained in the note held by the selling stockholder as a result of the Company’s failure to adhere to an EBITDA standard as described in the Note and in the filing. Therefore, the conversion price of the Note was reduced to an estimated $0.24 per share. For purposes of this filing we have used an estimated price. Under the terms of the note, the conversion price reset forumla includes a seven day measurement period which did not commence until May 19, 2008. The final filing will have the definitive reset price. We have amended several of the charts and disclosure throughout the filing to reflect the new conversion price. The maintenance failure is not an event of default under the Note. The total number of shares being registered has not been modified.

Haynes and Boone, LLP
Attorneys and Counselors
153 East 53rd Street, Suite 4900
New York, New York 10022
Phone: 212.659.7300
Fax: 212.918.8989

SEC Comment No.1

Selling Stockholder

Total Dollar Value of Securities Underlying the Notes and Potential Profits on Conversion, page 54

1.
We note that you did not revise your disclosure on page 54 to include the disclosure provided in your response letter to prior comment 4. Please revise your disclosure on page 54 to include the proposed disclosure which you included in your last response letter.

Response

We have revised the disclosure consistent with our earlier response letter and for the new conversion price of the note. The new disclosure set forth below appears commencing at page 57.

Total Dollar value of Securities underlying the Note and Potential Profits on Conversion

The following table sets forth the potential profit to be realized upon conversion of the Note held by the selling shareholder based on a conversion price of $0.24 and the closing price of our common stock of $0.88 on December 31, 2007. On May 21, 2008, our common stock had a closing sale price of $0.26 per share.

As of March 31, 2008, under the terms of the note, if we failed to record consolidated EBITDA, as defined in the note, of at least (i) ($1,000,000) for the fiscal quarter ending March 31, 2008, the conversion price shall be reset to the lower of (A) the then current conversion price or (B) 85% of the average market price, as defined in the note, of the common stock at such time. Under the note, the "Average Market Price" means, for any given date, the lesser of (i) the arithmetic average of the lowest Weighted Average Price of the Common Stock during the twenty (20) consecutive Trading Days ending on the Trading Day immediately prior to such given date (the "Measuring Period") and (ii) the arithmetic average of the Weighted Average Price of the Common Stock of the three (3) Trading Days with the lowest Weighted Average Price of the Common Stock during the Measuring Period; provided, that all such determinations shall be appropriately adjusted for any stock split, stock dividend, stock combination or other similar transaction that proportionately decreases or increases the Common Stock during such periods. For the purposes of this filing, we have estimated the reset price to be $0.24.

As of March 31, 2008, we failed to satisfy the EBITDA ratio and as a result, the conversion price of the note was adjusted downward, in accordance with the formula under the note, from $1.1262 to $0.24 per share. Based upon the new conversion price, if the note were converted in full, we would be required to issue 44,435,040 shares of Common Stock to the holder of the note.

Convertible Note	Date of Issuance	Original Principal Amount(1)	Conversion Price	Number of Shares of Common Stock (2)	Total Dollar Value of Shares (3)
Castlerigg Master Investments LTD 9.5% Secured Convertible Promissory Note	12/31/2007	$10,500,000	$0.24	44,435,040	$39,102,835

  (1)    Does not include accrued, but unpaid interest that may be converted into shares of common stock.
  (2)    Pursuant to the terms of the Note and the documents and agreements entered into by the Company and the selling shareholder, the number of shares issuable upon conversion of the full principal amount of the Note would be 9,323,389 shares based upon the initial conversion price of $1.1262 on the date of issuance (December 31, 2007). As a result of the failure by the Company to satisfy a financial covenant under the note, the conversion price has been reset to a new conversion price of $0.24 per share, which would result in the issuance, if the note were fully converted, of 44,435,040 shares. Excluded in the number of shares in column 5 are 13,983,083 shares which may be obtained upon exercise of the Series A Warrant and 2,272,566 shares which may be obtained upon exercise of the Series B Warrant. The Series A Warrant and the Series B Warrant have an exercise price of $1.1262 per share. If the selling stockholder exercised the Series A Warrants and Series B Warrants for these shares, the Company would receive an additional $18,307,112 in gross proceeds. In order for the selling stockholder to derive a profit from the Series A and Series B Warrants, the selling stockholder would have to be able to sell the shares for a price in excess of the exercise price of $1.1262 per share.

(3) Based upon the closing price of $0.88 per share on December 31, 2007.

SEC Comment No. 2

Comparison of Proceeds to the Company to Potential Investor Profit, page 58

2.
We note your response to prior comment 7. Please disclose below the table on page 58 that the provisions of the note provide for an adjustment in the fixed conversion price in the event the company does not meet the EBITDA targets. Please also disclose in this section the information regarding the EBITDA targets which you have provided on page 62.

Response

As disclosed by the Company in its Form 10-Q as filed on May 19, 2008, the Company did not satisfy the EBITDA maintenance requirements under the note. We have inserted the following disclosure at page 57.

As of March 31, 2008, under the terms of the note, if we failed to record consolidated EBITDA, as defined in the note, of at least (i) ($1,000,000) for the fiscal quarter ending March 31, 2008, the conversion price shall be reset to the lower of (A) the then current conversion price or (B) 85% of the average market price, as defined in the note, of the common stock at such time. Under the note, the "Average Market Price" means, for any given date, the lesser of (i) the arithmetic average of the lowest Weighted Average Price of the Common Stock during the twenty (20) consecutive Trading Days ending on the Trading Day immediately prior to such given date (the "Measuring Period") and (ii) the arithmetic average of the Weighted Average Price of the Common Stock of the three (3) Trading Days with the lowest Weighted Average Price of the Common Stock during the Measuring Period; provided, that all such determinations shall be appropriately adjusted for any stock split, stock dividend, stock combination or other similar transaction that proportionately decreases or increases the Common Stock during such periods.

As of March 31, 2008, we failed to satisfy the EBITDA ratio and as a result, the conversion price of the note was adjusted downward, in accordance with the formula under the note, from $1.1262 to $0.24 per share. Based upon the new conversion price, if the note were converted in full, we would be required to issue 44,435,040 shares of Common Stock to the holder of the note. These new shares would represent approximately 38% of our then outstanding shares of Common Stock.

Notwithstanding the new conversion price, under the terms of the note and Series A and Series B Warrants, the investor cannot convert the Note or exercise any warrants to the extent that such conversion or exercise would result in the investor holding in excess of 4.99% of our outstanding common stock. Since the investor presently holds 5,594,033 shares of our common stock, it could not convert the note for an amount that would exceed 210,101 shares, based upon 116,315,303 shares outstanding prior to such conversion.

In accordance with EITF Issue No. 00-27 Application of EITF Issue No. 98-5 to Certain Convertible Instruments, ("EITF 00-27"), the Company recorded a non-cash charge of $3,755,678 to loss on note conversion and an increase in the debt discount of $55,848 for the period ended March 31, 2008. The non-cash charge measures the difference between the relative fair value of the Note with a conversion price of $1.1262 and an estimated conversion price of $0.24. The conversion price was estimated using a descent of 15% from the average trading price of the Company’s common stock as defined above. these results appear in our Report on Form 10-Q for the quarter ended March 31, 2008 and in the unaudited financial statements appearing as part of this prospectus.

As such, the Company revalued the convertible debenture based on the amended terms of the Convertible Note. Accordingly, $55,848 was allocated to Debt Discount, $3,755,678 to Loss on Note Conversion Rate Change, and $3,811,526 was allocated to the equity component of the Note.

We have also included the following disclosure at pages 61, 62, 63 and 65 to fully disclose the new conversion price.

As of March 31, 2008, we failed to satisfy a covenant related to the maintenance of certain EBITDA ratios under the note and as a result, the conversion price of the note was adjusted downward, from $1.1262 to $0.24 per share. Based upon the new conversion price, if the note were converted in full, we would be required to issue 44,435,040 shares of Common Stock to the holder of the note.

SEC Comment No. 3

Comparison of Proceeds from the December 31, 2007 Private Placement to the Potential Investor Profit, page 59

3.	Please review your calculation of the payments made or required to be made to include the reimbursement of legal fees.

Response

We have include the payment of the $108,500 of legal fees in the chart calculation as requested. Further, we have revised this chart to reflect the new note conversion price of $0.24 as a discount from the market price on December 31, 2007 of $0.88 per share, for a discount of 72.3%.

Please direct any questions or comments concerning this response to Brian C. Daughney at (212) 659-4964 or Harvey Kesner at (212) 659-4973.

Sincerely,

/s/ Brian C. Daughney